Exhibit 99.1

Corporación América Airports S.A. Reports December 2024 Passenger Traffic

All-time high monthly PAX traffic in Argentina

Total passenger traffic down 3.2% YoY, or up 6.6% YoY ex-Natal

International passenger traffic up 11.4% YoY; up 16.2% YoY in Argentina

 Luxembourg, January 20, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 3.2% year-on-year (YoY) increase in passenger traffic in December 2024. Excluding Natal for comparison purposes, total traffic in December increased by 6.6% YoY.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2024 vs. 2023)
Statistics	Dec'24	Dec'23	% Var.	FY’24	FY'23	% Var.
Domestic Passengers (thousands)	3,772	3,854	-2.1%	40,996	45,679	-10.3%
International Passengers (thousands)	2,554	2,293	11.4%	30,758	28,362	8.4%
Transit Passengers (thousands)	639	600	6.4%	7,227	7,106	1.7%
Total Passengers (thousands)[1]	6,965	6,747	3.2%	78,981	81,147	-2.7%
Cargo Volume (thousand tons)	39.5	36.1	9.3%	398.0	370.2	7.5%
Total Aircraft Movements (thousands)	73.3	71.5	2.5%	823.7	849.5	-3.0%

1 Excluding Natal for comparison purposes, total passenger traffic was up 6.6% in December and down 0.4% for FY 2024.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic increased by 3.2% in December compared to the same month in 2023, or by 6.6% when adjusted for the discontinuation of operations at Natal Airport. Domestic passenger traffic decreased by 2.1% year-over-year but increased by 3.3% when excluding Natal. This growth was primarily driven by strong performance in Italy and a recovery in domestic traffic in Argentina. International traffic increased by 11.4%, mainly driven by growth in Argentina and Italy.

In Argentina, total passenger traffic increased by 7.0% YoY, marking an all-time high and an improvement compared to the 3.3% YoY decline recorded in November. This growth was primarily driven by a strong recovery in domestic traffic, which rose by 3.4% YoY, a significant rebound from the 7.2% YoY decline posted in November. JetSMART has continued to gain market share since initiating its growth strategy a few months ago and recently incorporated its first Airbus A320neo, bringing its domestic fleet to 12 aircraft. International passenger traffic increased by 16.2% YoY, up from the 10.3% YoY growth recorded in November. Among other developments, United Airlines began operating its second daily frequency to Houston every weekday through mid-February, while Delta Air Lines initiated its second daily frequency to Atlanta through mid-January. Additionally, Air Canada resumed its daily flights from Ezeiza through the end of March, and LATAM Airlines reinstated its seasonal route between Bariloche and Santiago de Chile. Also in December, Sky Peru launched flights to Lima from Aeroparque.

In Italy, passenger traffic grew by 15.2% compared to the same month in 2023. International passenger traffic, which accounted for almost 75% of the total traffic, increased by 11.9% YoY, driven by a 16.2% increase at Pisa airport and a 6.8% increase at Florence airport. Domestic passenger traffic increased by a strong 25.3% YoY, with strong performances at both Pisa and Florence airports.

In Brazil, total passenger traffic decreased by 11.3% YoY, or increased by 3.4% YoY when adjusting for the discontinuation of Natal Airport. These results reflect an improvement in traffic trends despite the still challenging aviation context and aircraft constraints in the country, along with the positive impact of the temporary closure of Porto Alegre airport. Domestic traffic, which accounted for almost 60% of the total traffic, was down 20.4% YoY, or up 0.9% when excluding Natal, while transit passengers were up 5.5% YoY. As a reminder, following the friendly termination process concluded in February 2024, CAAP no longer operates Natal Airport, effective February 19, 2024. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, total passenger traffic, predominantly international, continued its recovery, increasing by 8.2% YoY. In December, SKY Airline launched a new route connecting Montevideo with Rio de Janeiro, while Azul Linhas Aéreas began operating flights to Florianópolis. At Punta del Este Airport, the Company inaugurated the summer season with the first direct flight from Santiago de Chile to Punta del Este, operated by LATAM with three weekly flights from November to March.

In Ecuador, passenger traffic increased by 1.2% YoY, following a strong recovery in 2023. International passenger traffic increased by 4.4% YoY, while domestic traffic decreased by 2.9% YoY, impacted by high airfare prices affecting travel demand.

In Armenia, passenger traffic increased by 6.4% YoY, improving from last month's performance and following a strong recovery in 2023, which benefited from the introduction of new airlines and routes, as well as an increase in flight frequencies. The introduction of new routes has continued into 2024.

Cargo Volume and Aircraft Movements

Cargo volume increased by 9.3% compared to the same month in 2023, with positive YoY contributions from all countries of operation, except for Brazil and Ecuador: Argentina (+12.8%), Uruguay (+11.2%), Armenia (+46.2%), Italy (+7.6%), Ecuador (-6.9%) and Brazil (-12.0%). Argentina, Brazil, and Armenia accounted for more than 80% of the total cargo volume in December.

Aircraft movements increased by 2.5% YoY, with positive YoY contributions from all countries of operation, except for Brazil: Argentina (+6.1%), Uruguay (+1.3%), Armenia (+10.1%), Ecuador (+0.3%), Italy (+7.4%), and Brazil (-10.4%). Argentina, Brazil, and Ecuador accounted for more than 80% of total aircraft movements in December.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2024 vs. 2023)

	Dec'24	Dec'23	% Var.	FY'24	FY'23	% Var.
Passenger Traffic (thousands)
Argentina	4,089	3,822	7.0%	42,140	43,672	-3.5%
Italy	565	491	15.2%	9,038	8,162	10.7%
Brazil (1)	1,319	1,487	-11.3%	15,529	17,101	-9.2%
Uruguay	200	185	8.2%	2,241	1,951	14.9%
Ecuador	387	382	1.2%	4,682	4,840	-3.3%
Armenia	405	381	6.4%	5,351	5,421	-1.3%
TOTAL	6,965	6,747	3.2%	78,981	81,147	-2.7%

(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Cargo Volume (tons)
Argentina	21,248	18,844	12.8%	207,535	191,815	8.2%
Italy	1,140	1,059	7.6%	13,036	12,939	0.7%
Brazil	5,667	6,442	-12.0%	65,629	66,634	-1.5%
Uruguay	3,027	2,721	11.2%	32,268	31,180	3.5%
Ecuador	3,320	3,567	-6.9%	37,344	33,812	10.4%
Armenia	5,050	3,454	46.2%	42,235	33,852	24.8%
TOTAL	39,451	36,087	9.3%	398,047	370,232	7.5%
Aircraft Movements
Argentina	42,674	40,212	6.1%	449,699	458,594	-1.9%
Italy	5,153	4,796	7.4%	82,227	77,929	5.5%
Brazil	11,876	13,257	-10.4%	143,202	158,408	-9.6%
Uruguay	3,658	3,612	1.3%	32,536	31,986	1.7%
Ecuador	6,518	6,500	0.3%	76,145	78,483	-3.0%
Armenia	3,416	3,102	10.1%	39,862	44,073	-9.6%
TOTAL	73,295	71,479	2.5%	823,671	849,473	-3.0%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716